---------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. )

                          GENENCOR INTERNATIONAL, INC.
                       (Name of Subject Company (issuer))

                                   DANISCO A/S
                       (Name of Filing Person)(offeror)

                     Common Stock, par value $0.01 per Share
                         (Title of Class of Securities)

                                    368709101
                     (CUISIP Number of Class of Securities)

                              Andris Vizbaras, Esq.
                          Carter Ledyard & Milburn LLP
                                  2 Wall Street
                            New York, New York 10005
                                 (212) 732-3200
           (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                            Calculation of Filing Fee
       ------------------------------------------------------------------
       Transaction valuation*                        Amount of filing fee
       ------------------------------------------------------------------
             N/A                                             N/A
       ------------------------------------------------------------------
       *
         Set forth the amount on which the filing fee is calculated and state how it was determined.

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:______________________
     Form or Registration No.:______________________
     Filing Party:_________________________________
     Date Filed:__________________________________

     [X]  Check  the  box  if  the   filing   relates   solely  to   preliminary
     communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X] third party tender offer subject to Rule 14d-1.
          [ ] issuer tender offer subject to Rule 13e-4.
          [X] going-private transaction subject to Rule 13e-3.
          [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Item 12. Exhibits.

Exhibit 99.1 Text of joint press release issued by Danisco A/S and Genencor
             International, Inc. on January 27, 2004.


Exhibit 99.2 Text of news release posted by Danisco A/S on its website and issued to the Copenhagen Stock Exchange.









                                       3